Exhibit (a)(1)(d)

FROM:	Donald L. Ciffone, Jr., Chairman of the Board, CEO and President
SUBJECT:	Stock Option Exchange
DATE:	August 27, 2003

Dear Employee:

As discussed in the email sent to you on August 21, 2003, today is the beginning of our voluntary stock option exchange program in which eligible employees have the opportunity to exchange certain outstanding stock options for new stock options (the “Exchange Offer”).

The Exchange Offer is subject to the terms and conditions of the Offer to Exchange Certain Outstanding Options for New Options and the related election form and withdrawal form (together, the “Exchange Offer Documents”), which are enclosed. These documents are also accessible, without charge, on our website at www.exar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Participation in the Exchange Offer is completely voluntary. Participating in the Exchange Offer will involve risks that are discussed in the Exchange Offer Documents. You should carefully read all of the Exchange Offer Documents before you decide whether to participate in the Exchange Offer. We also recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Offer. If you choose not to participate, you will retain your current stock options under their current terms and conditions.

To participate in the Exchange Offer, you must properly complete and sign the election form and return it to Gene Robles before the Exchange Offer expires at 5:00 p.m., Pacific time, on September 25, 2003 via facsimile at (510) 668-7011 or via hand delivery at Exar Corporation, 48720 Kato Road, Fremont, CA 94538. Responses submitted by U.S. mail and Federal Express are not permitted. If Gene Robles has not received your properly completed and signed election form before the Exchange Offer expires, you will have rejected the Exchange Offer and you will keep your current stock options.

Informational meetings are scheduled for Friday, September 5, 2003 at 10:00 a.m. and 1:30 p.m. at Exar’s principal executive office at 48720 Kato Road, Fremont, CA 94538 in the Eisenhower Room. During these meetings, we will address the Exchange Offer and any questions you may have. If your last name begins with the letter “A” through “M,” please attend the morning session. If your last name begins with “N” through “Y,” please attend the afternoon session.

Please direct any questions you may have to Gene Robles at telephone number (510) 668-7075.